Exhibit 99.1

News Announcement

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER
OF 2011

 3rd Quarter revenue of $42.2 million represents year-over-year organic growth of 17%.
3rd Quarter GAAP EPS 8 Cents / 3rd Quarter Non GAAP EPS 29 Cents.

JERSEY CITY, N.J. — November 2, 2011 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the third quarter of 2011.  Fundtech posted quarterly revenues of $42.2 million, a 17% increase year-over-year, compared to third quarter revenues of $36.0 million in 2010, and a 4% increase compared to second quarter 2011 revenues of $40.5 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $1.3 million, or $0.08 per diluted share, for the third quarter of 2011 compared with net income of $2.9 million, or $0.19 per diluted share, in the third quarter of 2010, and net income of $2.1 million, or $0.13 per diluted share, in the second quarter of 2011.

Excluding stock-based compensation, amortization of intangibles, costs incurred in connection with the previously announced agreements to be acquired by GTCR and to merge with S1 Corporation and deferred taxes, Fundtech’s adjusted (non-GAAP) net income for the third quarter of 2011 was $4.6 million, or $0.29 per diluted share, compared with $4.1 million, or $0.26 per diluted share, in the third quarter of 2010 and $4.2 million, or $0.27 per diluted share, in the second quarter of 2011. (See Schedule A attached to this news release -- Reconciliation from GAAP).

As previously announced based on its current assessment, Fundtech expects that the closing of the transaction to be acquired by GTCR will occur toward the end of the fourth quarter of 2011.  We are, therefore, withdrawing our financial guidance for 2011.  There is, however, no assurance of the exact timing of the closing nor that the closing can be consummated on the terms provided in the GTCR Merger Agreement.

“I am very proud of the achievements of the company throughout this year, as well as over the last few years. I believe that Fundtech will continue to be a leading provider of products and solutions to the global financial community“ said Fundtech's Chairman of the Board Avi Fischer. “I want to thank our dedicated employees, led by the founder and CEO Reuven Ben Menachem and his management team, who collectively built this excellent company."

“I want to thank Avi for his leadership over the last few years,” said Reuven Ben Menachem “and I also want to thank the members of our Board of Directors for their help and support. I am very excited about this new chapter that is about to unfold working with our new partners at GTCR and Bankserv, and I believe that we will continue to be the leading global provider of products and solutions to the financial community.”

Reconciliation of GAAP Results to Non-GAAP Results
Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-GAAP net income as net income plus stock-based compensation, amortization of intangibles, depreciation charges, impairment of goodwill and other intangible assets, merger expenses, impairment of marketable securities, and deferred taxes.   We define Adjusted EBITDA as net income plus stock-based compensation, depreciation and amortization expenses, merger expenses, impairment of marketable securities, deferred and current taxes, and interest expense (income).

A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Schedule A.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2010, including general economic and market conditions, changes in regulations and taxes and changes in competition in the pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

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FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	September 30,	December 31,
	2011	2010
ASSETS

Current assets:
Cash and cash equivalents	$47,568	$24,916
Short term deposit	3,722	1,910
Marketable securities	12,839	26,419
Trade receivables, net	34,846	29,706
Deferred tax asset	4,567	4,552
Other accounts receivable and prepaid expenses	6,218	6,411

Total current assets	109,760	93,914

Marketable securities	754	753
Severance pay fund	1,889	1,953
Long term deposits	3,228	1,931
Long term prepaid expenses	2,507	2,289
Property and equipment, net	10,975	11,453
Goodwill, net	41,433	41,041
Other assets, net	3,049	4,126
		-
Total assets	$173,595	$157,460

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,872	$2,309
Deferred revenues	19,104	11,541
Employee and payroll accruals	9,784	10,159
Other accounts payable and accrued expenses	11,425	9,513

Total current liabilities	42,185	33,522

Accrued severance pay	5,900	5,554
Deferred tax liability	1,325	1,190
Other long term liabilities	1,746	1,732

Total liabilities	51,156	41,998

Shareholders' equity:
Share capital	51	51
Additional paid-in capital	165,576	163,252
Accumulated other comprehensive income	1,060	1,867
Accumulated deficit	(22,551)	(28,265)
Treasury stock, at cost	(21,697)	(21,443)

Total shareholders' equity	122,439	115,462

Total liabilities and shareholders' equity	$173,595	$157,460

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Revenues:
Software license	$4,868	$4,490	$12,721	$12,972
Software hosting	9,823	7,378	26,400	21,780
Maintenance	11,613	10,846	33,655	31,567
Services	15,865	13,292	47,064	37,856

Total revenues	42,169	36,006	119,840	104,175

Operating expenses:
Software licenses costs	16	30	70	325
Amortization of other intangible assets	357	416	1,062	1,247
Maintenance, hosting and services costs [1]	20,430	16,856	58,138	48,373
Software development [1]	5,682	5,556	16,833	16,385
Selling and marketing [1]	5,244	4,653	15,551	13,765
General and administrative [1]	8,169	4,937	20,630	14,706

Total operating expenses	39,898	32,448	112,284	94,801

Operating income	2,271	3,558	7,556	9,374

Financial income (expense), net	40	290	479	(795)
Income taxes	(1,043)	(908)	(2,321)	(1,831)

Net income	$1,268	$2,940	$5,714	$6,748

Net income per share:
Net income used in computing income per share	$1,268	$2,940	$5,714	$6,748
Basic income per share	$0.08	$0.19	$0.38	$0.44
Diluted income per share	$0.08	$0.19	$0.36	$0.42
Shares used in computing:
Basic income per share	15,233,550	15,090,831	15,173,346	15,213,007
Diluted income per share	16,014,329	15,801,228	15,943,188	15,963,748

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$4,597	$4,105	$12,439	$10,263
Adjusted non-GAAP[2] net income per share	$0.29	$0.26	$0.78	$0.64
Shares used in computing adjusted non-GAAP[2] net income per share	16,014,329	15,801,228	15,943,188	15,963,748

[1] Includes charges for stock-based compensation in 2011 and 2010
[2] See Reconciliation from GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,268	$2,940	$5,714	$6,748
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,708	1,877	5,109	5,762
Stock-based compensation	927	687	2,691	2,058
Loss from sale of fixed assets	7	--	16	--
Accrued interest on marketable securities and accretion amortization	49	68	256	93
Deferred income taxes	101	62	198	210
Increase in trade receivables	(3,161)	(842)	(5,230)	(3,676)
Decrease in prepaid expenses and other accounts receivable	1,249	406	431	502
Increase (Decrease) in trade payables	(81)	451	(460)	536
Increase (Decrease) in deferred revenues	(7,836)	(5,113)	6,997	7,319
Increase (Decrease) in employee and payroll accruals	285	1,803	(308)	2,460
Increase in other accounts payable and accrued expenses	1,407	964	1,933	1,586
Increase in accrued severance pay, net	118	110	401	364

Net cash provided by (used in) operations	(3,959)	3,413	17,748	23,962

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	--	(13,550)	(13,447)	(32,954)
Redemption of held-to-maturity marketable securities	13,680	4,965	26,770	21,330
Investment in short term deposits	(621)	170	(2,077)	(862)
Purchase of property and equipment	(1,691)	(1,153)	(3,806)	(3,255)
Net change in long term deposits and long term prepaid expenses	(1,380)	20	(1,380)	(97)
Additional consideration in a business combination	(307)	--	(761)	(830)
Proceeds from sale of fixed assets	51	--	199	--

Net cash provided by (used in) investing activities	9,732	(9,548)	5,498	(16,668)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital and
exercise of stock options and warrants, net	351	199	1,177	381
Dividend paid	--	--	(1,545)	--
Decrease in long term Liabilities	--	(16)	--	(41)
Investment in treasury stock, at cost	--	(2,200)	(254)	(6,605)

Net cash provided by (used in) financing activities	351	(2,017)	(622)	(6,265)

Effect of exchange rate on cash and cash equivalents	(2,770)	1,854	28	1,012

Increase (decrease)in cash and cash equivalents	3,354	(6,298)	22,652	2,041
Cash and cash equivalents at the beginning of the period	44,214	29,242	24,916	20,903

Cash and cash equivalents at the end of the period	$47,568	$22,944	$47,568	$22,944

Appendix A
Additional consideration in a business combination
Working Capital	$--	$--	$--	$--
Long term assets	--	--	--	--
Long term liabilities	--	--	--	--
Goodwill	307	--	761	830

	$307	$--	$761	$830

Schedule A to Press Release

Reconciliation from GAAP
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Reconciliation of GAAP net income to adjusted EBITDA and to adjusted net income:

Net income [1]	$1,268	$2,940	$5,714	$6,748

Financial (income) expense, net	(40)	(290)	(479)	795
Income taxes	942	846	2,123	1,621
Deferred taxes expenses	101	62	198	210
Amortization	357	416	1,062	1,247
Depreciation	1,351	1,461	4,047	4,515
Merger expenses	1,944	--	2,774	--
Stock based compensation [2]	927	687	2,691	2,058

Adjusted EBITDA	$6,850	$6,122	$18,130	$17,194

Financial (income) expense, net	40	290	479	(795)
Income taxes	(942)	(846)	(2,123)	(1,621)
Depreciation	(1,351)	(1,461)	(4,047)	(4,515)

Adjusted net income	$4,597	$4,105	$12,439	$10,263

Adjusted net income per share	$0.29	$0.26	$0.78	$0.64

Shares used in computing adjusted net income per share	16,014,329	15,801,228	15,943,188	15,963,748

[1] Net income per share (diluted) was approximately $0.08 and $0.19 for the three months ended September 30, 2011 and 2010, respectively
Net income per share (diluted) was approximately $0.36 and $0.42 for the nine months ended September 30, 2011 and 2010, respectively

[2] Stock based compensation
Maintenance, hosting and services costs	$131	$89	$370	$259
Software development	75	61	224	175
Selling and marketing	204	167	602	481
General and administrative	517	370	1,495	1,143

	$927	$687	$2,691	$2,058